EXHIBIT 12
NORTHWEST NATURAL GAS COMPANY
Ratios of Earnings to Fixed Charges
(Unaudited)

	Year Ended December 31,
In thousands, except share data	2012	2011	2010	2009	2008
Fixed Charges, as defined:
Interest on Long-Term Debt	$39,175	$37,515	$39,198	$37,447	$33,605
Other Interest	2,314	2,976	1,587	1,937	4,022
Amortization of Debt Discount and Expense	1,848	1,729	1,766	1,503	700
Interest Portion of Rentals	1,864	2,213	2,130	1,735	1,551
Total Fixed Charges, as defined	45,201	44,433	44,681	42,622	39,878
Earnings, as defined:
Net Income	59,855	63,898	72,667	75,122	69,525
Taxes on Income	44,104	43,382	49,462	46,671	40,678
Fixed Charges, as above	45,201	44,433	44,681	42,622	39,878
Total Earnings, as defined	$149,160	$151,713	$166,810	$164,415	$150,081
Ratios of Earnings to Fixed Charges	3.30	3.41	3.73	3.86	3.76